Exhibit 99.1

Envigado, August 20, 2024

FILING AND REPORT OF THE IMPLEMENTATION OF BEST CORPORATE PRACTICES

(“Other events”)

Almacenes Éxito S.A. (the "Company") informs its shareholders and the market in general that in accordance with the provisions of the External Circular 028 of 2014 issued by the Financial Superintendency of Colombia and the recommendations received by the Company from said entity, the Company today retransmitted the Implementation of Best Corporate Practices Report ("Código País") for the year 2023 to said Superintendence.

The report is available on the corporate web site.